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03001510

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2003 WASH. D.C.

SEC FILE NUMBER
8- 22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Olson (303) 768-2894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Raymond C. Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

6803 South Tucson Way, Centennial, CO 80112
My Commission Expires: August 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OppenheimerFunds Distributor, Inc.
(Sec I.D. No. 8-22992)

Statement of Financial Condition

as of December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

OppenheimerFunds Distributor, Inc.:

We have audited the statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly-owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly-owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 1, 2003

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
(Dollars in Thousands)

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 55,594
Customer cash	15,365
Investments	37,298
Accounts receivables:	
Brokers and dealers	56,801
Redemptions from mutual funds managed by affiliated companies	99,226
Income taxes	1,431
Other	6,942
Total current assets	272,657
OTHER ASSETS:	
Deferred sales commissions	477,027
Other assets	111
Total other assets	477,138
TOTAL ASSETS	$ 749,795

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Subscriptions payable to mutual funds managed by affiliated companies	$ 73,449
Payable to brokers and dealers	99,153
Accounts payable and accrued expenses	9,772
Accrued compensation	7,307
Income taxes	20,134
Payable to affiliated companies	9,458
Total current liabilities	219,273
LONG-TERM LIABILITIES:	
Deferred income taxes	89,994
Deferred compensation	7,300
Total long-term liabilities	97,294
Total liabilities	316,567
SHAREHOLDER'S EQUITY:	
Common stock; $300 stated value; 200 shares authorized, 100 shares issued and outstanding	30
Additional paid-in capital	477,824
Accumulated deficit	(44,626)
Shareholder's equity	433,228
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 749,795

See notes to statement of financial condition.

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
(Dollars in Thousands)

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

OppenheimerFunds Distributor, Inc. (the "Company") acts as general distributor for the sale and distribution of shares of registered investment companies (hereafter referred to as "mutual funds") which are managed by OppenheimerFunds, Inc. ("OFI"). The Company is a wholly-owned subsidiary of OFI, a wholly-owned subsidiary of Oppenheimer Acquisition Corporation ("OAC"), which is controlled by MassMutual Holding Company ("MassMutual").

Cash and Cash Equivalents – Cash on deposit and investments in money market mutual funds are considered cash equivalents.

Customer Cash – Customer cash represents cash received from customers for mutual fund subscriptions and redemptions that have not settled as of the balance sheet date. The corresponding liabilities have been recorded as subscriptions payable to mutual funds and payables to broker dealers.

Investments – The Company's investments, consisting principally of equity securities and mutual funds are classified as trading securities and are carried at fair value. Changes in fair value are included in operating results. Fair value is based the quoted net asset value of the funds.

Investments consist of the following at December 31, 2002:

	Cost	Unrealized (Loss) Gain	Fair Value (Carrying Amount)
Equity and mutual fund securities	$ 40,545	$ (10,141)	$ 30,404
Other	6,050	844	6,894
Total Investments	$ 46,595	$ (9,297)	$ 37,298

Derivatives – The Company uses market index futures to mitigate price risk on certain of its mutual fund investments. Such contracts are recorded at fair value, with gains or losses included in operating results. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, *"Accounting for Derivative Financial Instruments,"* as amended. This standard requires that all derivatives be accounted for as assets or liabilities, at fair value; gains and losses on derivatives are included in operations unless certain hedging requirements are elected and continually adhered to. In adopting SFAS No. 133, the Company did not elect to employ hedge accounting. There was no transition adjustment in adopting SFAS No. 133 for the Company's futures, as they were already being accounted for in accordance with the provisions of SFAS No. 133.

Deferred Sales Commissions – Sales commissions paid to brokers and dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally

over six years. Early redemption charges received by the Company from redeeming shareholders reduce unamortized deferred sales commissions.

Income Taxes – MassMutual files a consolidated federal income tax return which includes the Company. Income taxes are based on a pro-rata allocation of the consolidated group's income tax expense or benefit. State and local taxes are filed on an unconsolidated basis. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. TRANSACTIONS WITH BROKERS AND DEALERS

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are confirmed with the originating brokers and dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares. Settlement of this liability must occur within eight business days unless the trade is canceled. If the originating broker or dealer fails in its settlement, the purchase order under the terms of its dealer agreement with the Company, the Company may cancel the purchase order and hold responsible the originating broker or dealer.

When brokers and dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating brokers and dealers.

3. RELATED PARTIES AND OTHER MATTERS

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2002 and for the year then ended:

Officers and Directors of the Company and Shareholders of OAC – Several officers and directors of the Company are also shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

Revolving Credit Agreements – Under the terms of a credit agreement between OAC and MassMutual, the Company has granted MassMutual as the lender a security interest in all rights under its distribution plans relating to the receipt of distribution plan fees and contingent deferred sales charges.

4. INCOME TAXES

As of December 31, 2002, a deferred tax asset of $4,200 has been recorded in the accompanying financial statements. This amount primarily relates to the benefit associated with certain state tax loss carryforwards and deferred compensation. If not used in the interim, the majority of these state loss carryforwards will expire by December 31, 2020. A valuation allowance has not been recorded with respect to this deferred tax asset due to estimated future taxable income. At the same date, a deferred tax liability of $94,194 has also been recorded. This amount relates primarily to the tax treatment of deferred sales commissions. Prior to January 1, 2001, commissions were treated as current tax deductions when paid and for book purposes they were amortized over six years. Beginning in 2001, in

accordance with new IRS guidelines that became effective in 2001, the Company changed its method of deducting commissions for income tax reporting and now amortizes commissions for taxes on a straight-line basis over five years.

As of December 31, 2002, $17,623 was payable to Mass Mutual for federal income tax.

5. EMPLOYEE BENEFIT PLANS

OFI has a 401(k) Capital Accumulation Plan (the "Plan"), a defined contribution plan, in which all company employees are eligible to participate. After one year of service, the Plan provides for Company matching contributions and provides for discretionary contributions, currently 5% of employee compensation, subject to plan and statutory limits. For the year ended December 31, 2002, the Company incurred $1,351 under provisions of the plan.

In addition, employees of the Company participate in OFI's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using various indices based on funds managed by OFI. At December 31, 2002, deferred compensation payable (including earnings on amounts deferred) in the amount of $7,300 was recorded.

6. NET CAPITAL REQUIREMENT

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. During 2002, the company elected to change their method of computing net capital to the alternate method appearing in paragraph a(1)(ii) of the Rule. Under this method, minimum capital is $250. At December 31, 2002, the Company had net capital of $32,270 which exceeded requirements by $32,020.

* * * * *

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

February 1, 2003

OppenheimerFunds Distributor, Inc.
498 Seventh Avenue
New York, New York 10018

In planning and performing our audit of the financial statement of OppenheimerFunds Distributor, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 1, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP